September 29, 2006
Ms. Ibolya Ignat
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Citizens, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
File No. 000-16509
Dear Ms. Ignat:
Per our recent telephone conversation regarding our accounting for annuities, we submit the following:
In 2005 and prior, the Company reported annuity deposits as revenue when received, with an equal offsetting amount deducted as policy benefit expense. Beginning with the first quarter of 2006, annuities are accounted for in a manner consistent with the accounting for interest-bearing instruments. Specifically, the equal offsetting amounts were removed from the income statement. This change had no effect on net income and an immaterial effect on revenues and on policy benefit expenses. These annuity deposits were $3,021,299, $3,519,523 and $2,383,768 in 2005, 2004 and 2003, respectively, and represent 2.1%, 3.4% and 2.5% of total revenues and 2.3%, 3.7% and 2.6% of total benefits and expenses for 2005, 2004 and 2003, respectively.
Sincerely,
Mark A. Oliver
President